Energy Partners, Ltd.

October 26, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:   Energy Partners, Ltd.—Application for Withdrawal of Registration
Statement on Form S−4 (Registration No. 333-135965)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Energy Partners, Ltd. (“EPL”) hereby respectfully makes this application to withdraw its Registration Statement on Form S−4 (Registration No. 333-135965) filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2006, as amended, together with all exhibits thereto (the “Registration Statement”), on the grounds such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

EPL filed the Registration Statement with respect to the proposed issuance of its common stock, $0.01 par value per share (“Common Stock”), in connection with the proposed merger of EPL and Stone Energy Corporation (“Stone”). On October 12, 2006, prior to the effective date of the Registration Statement, EPL and Stone agreed to terminate the Agreement and Plan of Merger dated June 22, 2006 among EPL, EPL Acquisition Corp. LLC and Stone. As a result, EPL determined to withdraw the Registration Statement. No shares of Common Stock were issued or sold pursuant to the Registration Statement. EPL requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact me at (504) 799-1908 or John Schuster of Cahill Gordon & Reindel LLP at (212) 701−3323.

Sincerely,

ENERGY PARTNERS, LTD.

By: /s/ John H. Peper John H. Peper Executive Vice President, General Counsel and Corporate Secretary